DATE:  February 10, 2006

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Crew Gold Corporation - Drilling Continues to Extend Camp de Base Deposit with further encouraging intercepts and first passing drilling of the Sikasso Prospect delivers encouraging results.

London 10 February 2006 Drilling Continues to extend the Camp de Base deposit at grades significantly above the current resource and the initial Sikasso drilling results off encouragment for further saprolite resources.

Crew Gold corporation is pleased to announce that recent exploration drilling carried out in December 2005 and January 2006 is continuing to increase the mineralized strike of Camp de Base and first pass drilling at the Sikasso prospect 8 kilometres south east of the new processing plant has also outlined further near surface saprolite mineralization.

The drilling at Camp de Base is a combination of infill and extensional drilling to the west with the majority of the holes returning grades above the current 108,000 inferred resource grade of 1.4 g/t. Drilling has also been conducted to the North to test the structures identified by the previous IP testwork.

The first pass drilling at Sikasso was to further test the geochemical and IP analomies identified from previous work. These initial results all in the softer saprolite offer further encouragement for additional resource growth with close proximity to the new plant site being only 7 kilometres to the south east.

During the two month period 123 holes of Reverse Circulation drilling for 12,522 metres including 52 holes for sterilization drilling consisting of 5,212 metres for future waste dump locations and four diamond drillholes for 257.1 metres where completed.

Jan Vestrum President and CEO of Crew Commented ‘The drilling around Camp de
Base holds the potential to add further significant ounces to the current resource well above the current overall resource grade of 1.4g/t for the Camp de Base area and will again result in the likely increase of the resource and the mine life for LEFA. The Sikasso prospect results are a new area south east of Fayalala and although in the early phase of drilling is also returning some very attractive results from near surface saprolite material.”

A plan detailing the location of the drill holes can be found at the following address www.crewgold.com

These current results are not included in any Resource or Reserve calculations currently released by Crew for the LEFA project.

Selective Results from the December 2005 - January 2006 drilling results.

Hole ID	Hole Type	Max depth	Precollar	From	To	Intercept (metres @ grade)
Camp de Base
LKC0713	RC	102		29.0	44.0	15m @ 3.27 ppm
LKC0725		120		66.0	74.0	8m @ 2.76 ppm
LKC0728		114		54.0	58.0	4m @ 7.28 ppm
LKC0729		72		35.0	50.0	15m @ 3.81 ppm
LKC0730		108		87.0	95.0	8m @ 6.20 ppm
LKC0735		160		133.0	152.0	19m @ 2.71 ppm
LKC0738		90		42.0	50.0	8m @ 2.46 ppm
LKC0740		111		57.0	61.0	4m @ 3.26 ppm
				72.0	79.0	7m @ 3.04 ppm
				85.0	98.0	13m @ 2.45 ppm
LKC0741		126		80.0	83.0	3m @ 1.89 ppm
				93.0	117.0	24m @ 2.25 ppm
LKC0748		78		14.0	29.0	15m @ 1.59 ppm
				33.0	40.0	7m @ 2.49 ppm
LKC0750		90		27.0	31.0	4m @ 1.58 ppm
				37.0	42.0	5m @ 6.73 ppm
				49.0	53.0	4m @ 3.57 ppm
LKC0752		135		79.0	109.0	30m @ 3.84 ppm
LKC0754		213		150.0	160.0	10m @ 2.24 ppm
LKC0756B		120		61.0	74.0	13m @ 5.50 ppm
LKC0757		136		97.0	105.0	8m @ 7.80 ppm
LKC0758		147		114.0	121.0	7m @ 3.74 ppm
LKC0759		150		130.0	143.0	13m @ 2.09 ppm
LKCD0763		160.1	86.2	118.0	127.0	9m @ 3.17 ppm

Sikasso
SKRC0003	RC	114		4.0	13.0	9m @ 4.80 ppm
SKRC0004		102		39.0	45.0	6m @ 2.78 ppm
				50.0	56.0	6m @ 1.77 ppm
SKRC0005		105		62.0	67.0	5m @ 2.00 ppm
SKRC0008				14	20	6m @ 2.14 ppm
SKRC0010				68	72	4m @ 4.15 ppm
SKRC0020				77	83	6m @ 1.71ppm

Quality Assurance and Control and Qualified Person

All drilling is conducted using industry accepted equipment and procedures for drilling and sampling. All drill intercepts reported in this press release relate to either RC percussion (dry samples, 1m intervals, >75% sample recovery) or NQ/HQ diamond drill core (half core samples, maximum 1m intervals, >95% sample recovery) for Resource definition drilling, all first pass regional exploration drilling is conducted using AC drilling, with follow up using RC. Historically sampling and assaying of wet RC samples has occurred, this data is flagged in the resource database. A program of confirmatory diamond drilling is ongoing to verify the reliability of this data.

All assay results reported have been determined by 50 gram fire assay, aqua regia digest and atomic absorption spectrometer readings to a detection limit of 0.01 g/t gold by independent assay contractors SGS Siguiri. A check assay program with internationally recognized and certified umpire assay laboratories Genalysis (Perth, Australia) and ALS Chemex (Vancouver, Canada) is also conducted to confirm reliability of assay data. The data is verified on an ongoing basis by Guinor's Qualified Person and independent resource consultants RSG Global of Australia.

Data, of a scientific or technical nature, regarding mineral reserves and mineral resources of Guinor Gold Corporation and its subsidiaries included in this document has been verified by Mr. Andrew Pardey, the Chief Geologist. Mr. Pardey is a "qualified person" within the meaning of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr. Pardey is not "independent" of Guinor Gold Corporation within the meaning of NI 43-101 as he holds securities of the company. All exploration work of the company is conducted under the supervision of Mr. Pardey.

The mineral resources referred to in this press release are not mineral reserves and have not demonstrated economic viability.

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the expected pricing, size and timing of the proposed private placement.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", “targets”, "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement.  Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.  Accordingly, readers should not place undue reliance on forward-looking statements.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com

5000 mE
10000 mE
15000 mE
20000 mE
10000 mN
5000 mN
0 mN
Sterilization Drilling
OP Plant Location
Kankarta
Tambico
Fayalala North
Camp de Base 150,000 inferred ozs excluding current intercepts
Camp de Base
Fayalala
Lero Pit
Lero West
Banko
Bofeko
Leach Pads
Sikasso
Sikasso 7 kms from New Plant Location. All results are in soft saprolite material
Drillholes